Free Writing Prospectus (To the Prospectus dated February 10, 2009, the Prospectus Supplement dated February 10, 2009 and Index Supplement dated February 10, 2009)	Filed Pursuant to Rule 433 Registration No. 333-145845 September 8, 2009

$ Knock-Out Buffered Notes due March 17, 2011 Linked to the S&P 500® Index Medium-Term Notes, Series A

General

•	The Notes are designed for investors who seek at maturity the appreciation of the S&P 500® Index.

•	Investors should be willing to forgo interest and dividend payments and, if the Index declines, be willing to lose some or all of your principal.

•	Senior unsecured obligations of Barclays Bank PLC maturing March 17, 2011†.

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•	The Notes are expected to price on or about September 11, 2009†† (the “pricing date”) and are expected to issue on or about September 16, 2009†† (the “issue date”).

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	S&P 500® Index (the “Index”) (Bloomberg ticker symbol “SPX <Index>”)

Knock-Out Event:	A Knock-Out Event occurs if, on the Final Valuation Date, the Final Level (as defined below) has decreased, as compared to the Initial Level by more than the Knock-Out Buffer Amount.

Knock-Out Buffer Amount:	15.00%

Contingent Minimum Return:	4.00%

Payment at Maturity:

The amount you will receive at maturity is based on the index return. At maturity, your payment per $1,000 principal amount of Notes will be calculated as follows:

If a Knock-Out Event has occurred, you will receive a cash payment on the maturity date that will reflect the performance of the reference asset. Under these circumstances, your payment at maturity per $1,000 principal amount Note will be calculated as follows:

$1,000 + ($1,000 × Index Return)

If a Knock-Out Event has occurred you will lose some or all of your investment. You will lose your entire investment if the Index Return is -100%.

If a Knock-Out Event has not occurred, you will receive a cash payment on the maturity date that will reflect the performance of the reference asset, subject to the Contingent Minimum Return of 4.00%. Under these circumstances, your payment at maturity per $1,000 principal amount Note will equal $1,000 plus the product of (a) $1,000 multiplied by (b) the greater of (i) the Index Return, and (ii) the Contingent Minimum Return.

Index Return:	The performance of the Index from the initial level to the final level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	[—], the Index closing level on the pricing date.

Final Level:	The Index closing level on the final valuation date.

Final Valuation Date:	March 14, 2011†

Maturity Date:	March 17, 2011†

CUSIP/ISIN:	06739JUA9 /US06739JUA95

†

Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

††	Expected. In the event we make any change to the expected pricing date and issue date, the final valuation date and maturity date will be changed so that the stated term of the Notes remains the same.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement and “Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

	Price to Public[1]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

[1]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of     %, is     %. The price to the public for all other purchases of Notes is 100%.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated February 10, 2009, the index supplement dated February 10, 2009 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement, and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital Inc., 200 Park Avenue—Attn: US InvSol Support, New York, NY 10166.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated February 10, 2009 and the index supplement dated February 10, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023309/d424b3.htm

•	Index Supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023313/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

FWP–2

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns and examples set forth below assume an Initial Level of 1016.40, a Knock-Out Buffer Amount of 15.00% and a contingent minimum return on the Notes of 4.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Index Return	Total Return on Notes if Knock-Out Event has Not Occurred[1]	Total Return on Notes if Knock-Out Event has Occurred[2]
100.00%	100.00%	N/A
90.00%	90.00%	N/A
80.00%	80.00%	N/A
70.00%	70.00%	N/A
60.00%	60.00%	N/A
50.00%	50.00%	N/A
40.00%	40.00%	N/A
30.00%	30.00%	N/A
20.00%	20.00%	N/A
10.00%	10.00%	N/A
5.00%	5.00%	N/A
2.00%	4.00%	N/A
1.25%	4.00%	N/A
0.00%	4.00%	N/A
-5.00%	4.00%	N/A
-10.00%	4.00%	N/A
-15.00%	4.00%	N/A
-20.00%	N/A	-20.00%
-30.00%	N/A	-30.00%
-40.00%	N/A	-40.00%
-50.00%	N/A	-50.00%
-60.00%	N/A	-60.00%
-70.00%	N/A	-70.00%
-80.00%	N/A	-80.00%
-90.00%	N/A	-90.00%
-100.00%	N/A	-100.00%

[1]	Final Level has not declined by more than 15.00% from the Initial Level.
[2]	Final Level has declined by more than 15.00% from the Initial Level.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: A Knock-Out Event has not occurred, and the level of the reference asset decreases from the Initial Level of 1016.40 to a Final Level of 863.94. Because a Knock-Out Event has not occurred and the index return of -15.00% is less than the contingent minimum return of 4.00%, the investor benefits from the contingent minimum return and receives a payment at maturity of $1,040.00 per $1,000 principal amount Note calculated as follows.

$1,000 + ($1,000 × 4.00%) = $1,040.00

Example 2: A Knock-Out Event has not occurred, and the level of the reference asset increases from the Initial Level of 1016.40 to a Final Level of 1118.04. Because a Knock-Out Event has not occurred the index return of 10.00% is greater than the contingent minimum return of 4.00%, the investor receives a payment at maturity of $1,100.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × 10.00%) = $1,100.00

Example 3: A Knock-Out Event has occurred, and the level of the reference asset decreases from the Initial Level of 1016.40 to a Final Level of 813.12. Since a Knock-Out Event has occurred, and the index return is -20.00%, the investor is exposed to the performance of the reference asset and receives a payment at maturity of $800.00 per $1,000.00 principal amount Note, calculated as follows:

$1,000 + ($1,000 × -20.00%) = $800.00

Selected Purchase Considerations

•

Appreciation Potential—The Notes provide the opportunity to participate in the appreciation of the reference asset at maturity. If the Final Level is greater than the Initial Level, in addition to the principal amount, you will receive at maturity an amount reflecting a return on the Notes equal to the index return. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

FWP–3

•

Limited Protection Against Loss—If a Knock-Out Event has occurred, you will lose 1% of the principal amount of your investment for every 1% decrease in the Final Level as compared to the Initial Level. If a Knock-Out Event has occurred and the index return is -100.00%, you will lose your entire investment.

•

Diversification Among U.S. Equities of the S&P 500® Index—The return on the Notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “Non-Proprietary—Indices Equity Indices—S&P 500® Index” in the index supplement.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Index. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss would generally be long-term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.

For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement and the Index Supplement.

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the reference asset and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the index return is positive or negative. If the Final Level has declined, as compared to the Initial Level, by more than the Knock-Out Buffer Amount of 15.00%, a Knock-Out Event has occurred, and the protection provided by the Knock-Out Buffer Amount will terminate. IF A KNOCK-OUT EVENT OCCURS, YOUR INVESTMENT WILL BE FULLY EXPOSED TO ANY DECLINE IN THE FINAL LEVEL AS COMPARED TO THE INITIAL LEVEL AND YOU MAY LOSE UP TO 100.00% OF YOUR INVESTMENT.

•

Your Protection May Terminate At Any Time During The Term Of The Notes—If the Final Level declines from the Initial Level by more than the Knock-Out Buffer Amount of 15.00%, you will at maturity be fully exposed to any decline in the level of the reference asset. We refer to this feature as a contingent buffer. Under these circumstances, you will lose 1% of the principal amount of your investment for every 1% decrease in the Final Level that is less than -15%. As a result, you may lose some or all of your investment. Your return on the Notes may not reflect the return you would receive on a conventional fixed or floating rate debt instrument with a comparable term to maturity issued by Barclays Bank PLC or any other issuer with a similar credit rating.

FWP–4

•

Your Ability To Receive The Contingent Minimum Return May Terminate At Any Time During The Term Of The Notes—If the Final Level declines from the Initial Level by more than the Knock-Out Buffer Amount of 15.00%, you will not be entitled to receive the protection provided by the contingent minimum return on the Notes. Under these circumstances, you may lose some or all of your investment at maturity and will be fully exposed to any decline in the level of the reference asset.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 7, 2002 through September 4, 2009. The Index closing level on September 4, 2009 was 1016.40.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any of the averaging dates. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

FWP–5

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc. will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $12.50 per $1,000 principal amount Note.

FWP–6